# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TILE SHOP HOLDINGS, INC., CIK 0001552800
CUSIP: 88677Q109
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 14000 CARLSON PARKWAY, PLYMOUTH, Minnesota (MN), 55441
Date of event which requires filing of this statement: 12/12/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-25-002706
Filed by CIK 0001959730
Persons authorized to receive notices and communications: Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Fund 1 Investments, LLC (CIK 0001959730): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 12,859,012; shared voting power 0; sole dispositive power 12,859,012; shared dispositive power 0; aggregate amount beneficially owned 12,859,012 (28.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: TILE SHOP HOLDINGS, INC.
Address of issuer's principal executive offices: 14000 CARLSON PARKWAY, PLYMOUTH, Minnesota (MN), 55441

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The Reporting Person previously entered into certain cash-settled total return swap agreements (the "Cash-Settled Swaps") with an unaffiliated third-party financial institution, which provided the Reporting Person with economic exposure to an aggregate of 902,113 notional Shares, representing approximately 2.0% of the outstanding Shares. The Reporting Person exercised all of such Cash-Settled Swaps in exchange for cash in accordance with the terms of the Cash-Settled Swaps. The Reporting Person no longer holds Cash-Settled Swaps.

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Operating Officer (12/16/2025)